SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Mariner Health Care, Inc.

(Name of Subject Company (Issuer))

Mariner Health Care, Inc. — Issuer
(Names of Filing Person (Identifying Status as Offeror, Issuer or Other
Person))

Options to purchase common stock with an exercise price of $20.12 per share granted under the Mariner Health Care, Inc.
2002 Stock Incentive Plan
(Title of Class of Securities)

56845X 10 8
(CUSIP Number of Underlying Class of Securities)

Stefano M. Miele, Esq.
Senior Vice President, General Counsel and Secretary
Mariner Health Care, Inc.
One Ravinia Drive
Suite 1500
Atlanta, Georgia 30346
(678) 443-7000

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy To:

Richard H. Miller, Esq.
Richard E. Green, Esq.
Powell, Goldstein, Frazer & Murphy LLP
191 Peachtree Street, N.E., Sixteenth Floor
Atlanta, Georgia 30303
(404) 572-6600

CALCULATION OF FILING FEE

Transaction Valuation(*) $9,515,622	Amount of Filing Fee(**) $1,903

*	Calculated solely for purposes of determining the filing fee. This amount assumes options to purchase 1,621,060 shares of common stock of Mariner Health Care, Inc., will be exchanged pursuant to this offer and a value of $5.87 per share underlying each option. The per share value was determined using the Black-Scholes model for valuing stock options.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________________
Filing Party:_____________________________________
Form or Registration No.: __________________________
Date Filed:______________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement.

This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Mariner Health Care, Inc., a Delaware corporation, with the Securities and Exchange Commission (the “SEC”) on May 16, 2003 (the “Original Filing”), is the final amendment reporting the results of a transaction relating to an offer to exchange outstanding options granted under the Mariner Health Care, Inc. 2002 Stock Incentive Plan (the “Plan”) with an option exercise price of $20.12 per share for new options to be granted under the Plan. The offer to exchange was set forth in the Offer to Exchange dated May 16, 2003 and the related Letter of Transmittal dated May 16, 2003 filed as Exhibits (a)(1) and (a)(2), respectively, to the Original Filing (such exhibits are referred to collectively as the “Offer”). This Amendment No.1 reports the results of the Offer.

Item 4. Terms of the Transaction.

Item 4 of the Original Filing is hereby amended and supplemented to add the following paragraph to the end of Item 4:

The Offer, including all withdrawal rights, expired at 12:00 midnight, Eastern time, on June 13, 2003. A total of 90 eligible optionees participated in the Offer. Promptly upon the expiration of the Offer and pursuant to the terms and conditions of the Offer, Mariner Health Care, Inc. accepted for exchange 1,563,560 options tendered to it and cancelled and terminated all such options in exchange for 1,563,560 new options to purchase shares of Mariner Health Care, Inc.’s common stock, $.01 par value per share (“New Options”), to be granted under the Plan. The expected grant date of the New Options is December 15, 2003.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.1 to the Tender Offer Statement on Schedule TO is true, complete and correct.

Date:	June 17, 2003	MARINER HEALTH CARE, INC.

By: /s/ Stefano M. Miele Name: Stefano M. Miele Title: Senior Vice President, General Counsel and Secretary